UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                                SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)

                        COMMON STOCK, $0.0001 PAR VALUE

                                Not applicable.
                                ---------------
                                 CUSIP NUMBER

                            William Tay, President
                             TBM Investments, Inc.
                              305 Madison Avenue
                                  Suite 1166
                              New York, NY 10165
                                (917) 591-2648
-------------------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                               February 18, 2008
            -------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

The reason for filing this amendment is to file the Exhibit listed under Item 7 that was not filed with the original filing.





(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):

    William Tay

(2) Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)  o

    (b)  o

(3) SEC Use Only


(4) Source of Funds (See Instructions) N/A

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization:

    United States

Number       (7)  Sole Voting Power
of Shares           326,800
Beneficially
Owned by     (8)  Shared Voting Power:
Each                0
Reporting
Person       (9)  Sole Dispositive Power:
With                326,800

             (10) Shared Dispositive Power:
                    0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person:

     326,800

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     o

(13) Percent of Class Represented by Amount in Row (11):

     1.04%

(14) Type of Reporting Person:

     IN

ITEM 1. SECURITY AND ISSUER.

     Attn: Shaun Morgan, Chairman
     First Mutual Credit
     10813 Riverfront Parkway
     5th Floor
     South Jordan, Utah 84095

ITEM 2. IDENTITY AND BACKGROUND.

(a) Name:     William Tay

(b) Address: c/o TBM Investments, Inc.
             305 Madison Avenue, Suite 1166
             New York, NY 10165

(c) Business consultant and private investor.

(d) None.

(e) None.

(f) Citizenship:  U.S.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person, William Tay, sold 30,713,200 shares of the Issuer in a private transaction to Mr. Shaun Morgan and received the sum of $79,900. After the sale, Mr. Tay owns 326,800 shares of the common stock of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the transaction was for a change in control of the Issuer, based on a private sale of 30,713,200 shares of common stock of the Issuer by Reporting Person William Tay to Shaun Morgan. The transaction closed on February 18, 2008.

As part of the acquisition and pursuant to the Share Purchase Agreement, William Tay resigned as the Issuer's President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary effective February 18, 2008.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

William Tay beneficially owns 326,800 shares of the Issuer's Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1. Share Purchase Agreement, dated February 5, 2008, between William Tay and Shaun Morgan (Incorporated herein by reference to an 8-K report filed by the Company on February 6, 2008).

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              Signature:
Dated: February 20, 2008

                                              By: /s/  William Tay
                                              -------------------------
                                              William Tay